Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Norr Organic LLC
4332 22nd Street #401-3/#401-4,
Long Island City, NY 11101
https://norrorganic.com/

Up to $1,199,999.24 in Common Units at $10.12
Minimum Target Amount: $123,990.24

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Norr Organic LLC
Address: 4332 22nd Street #401-3/#401-4,, Long Island City, NY 11101
State of Incorporation: NY
Date Incorporated: April 16, 2021

Terms:

Equity

Offering Minimum: $123,990.24 | 12,252 shares of Common Units
Offering Maximum: $1,199,999.24 | 118,577 shares of Common Units
Type of Security Offered: Common Units
Purchase Price of Security Offered: $10.12
Minimum Investment Amount (per investor): $172.04

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

*Maximum number of units offered subject to adjustment for bonus units. See Bonus info below.

Investment Incentives & Bonuses*

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks | 10% bonus units.

Early Bird 2: Invest $5,000+ within the first 2 weeks | 15% bonus units.

Early Bird 3: Invest $10,000+ within the first 2 weeks | 20% bonus units.

Early Bird 4: Invest $20,000+ within the first 2 weeks | 25% bonus units.

Early Bird 5: Invest $50,000+ within the first 2 weeks | 30% bonus units.

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $5,000+ between day 35 - 40 and receive 10% bonus units.

Flash Perk 2: Invest $5,000+ between day 60 - 65 and receive 10% bonus units.

Amount-Based Perks

Tier 1 Perk: Invest $1,000+ and receive an Owner Certificate and a Norr Organic engraved wooden spoon.

Tier 2 Perk: Invest $5,000+ and receive an Owner Certificate and a Norr Organic engraved wooden spoon + 5% bonus units.

Tier 3 Perk: Invest $10,000+ and receive an Owner Certificate and a Norr Organic engraved wooden spoon + 10% bonus units.

Tier 4 Perk: Invest $20,000+ and receive an Owner Certificate and a Norr Organic engraved wooden spoon + 15% bonus units.

Tier 5 Perk: Invest $50,000+ and receive an Owner Certificate and a Norr Organic engraved wooden spoon, the opportunity to visit the state-of-the-art production facility where our delicious skyr yogurt is made (travel expenses not included and must be covered by investor) + 20% bonus units.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus units from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Norr Organic LLC will offer 10% additional bonus units for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any units they purchase in this offering. For example, if you buy 100 units of Common Units at $10.12/ unit, you will receive 110 units of Common Units, meaning you'll own 110 units for $1,012.00. Fractional units will not be distributed and unit bonuses will be determined by rounding down to the nearest whole unit.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus[,]/[[and] the Loyalty Bonus[,]/[and the Audience Bonus]] in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

Norr Organic is an Icelandic-style skyr yogurt brand focused on providing clean, organic, and probiotic-rich dairy products. Using grass-fed milk from small family farms, Norr delivers a high-protein, nutrient-dense yogurt free from artificial additives and excessive sugars. The company has achieved 340% revenue growth in two years, reaching $2.85M in 2024, and is rapidly expanding through partnerships with Whole Foods, Erewhon, Eataly, and The Fresh Market. With a focus on sustainability, premium ingredients, and a growing consumer preference for functional foods, Norr is positioning itself as a leader in the evolving yogurt market.

Competitors and Industry

Competitors

Norr Organic competes in the premium yogurt category against brands that emphasize high protein and probiotic content:

- Siggi's – A leading skyr brand, widely recognized for its minimal ingredients and high-protein content.

- Icelandic Provisions – Another skyr competitor emphasizing authentic Icelandic dairy traditions.

- FAGE – A dominant Greek yogurt brand offering thick, protein-rich dairy products.

- Chobani – A well-established brand in Greek yogurt, expanding into oat milk and probiotic drinks.

Unlike these competitors, Norr Organic differentiates itself by offering only organic, grass-fed dairy with zero artificial additives while using cutting-edge filtration for consistent quality and sustainability.

Industry

The U.S. yogurt market is valued at $8.9 billion and is growing at 13.2% annually, driven by increasing consumer demand for high-protein, probiotic-rich foods that support gut and immune health. Consumers are shifting towards clean-label and functional dairy products, favoring brands that align with sustainability and health-conscious values. Icelandic skyr yogurt, in particular, is emerging as a category within the premium yogurt space, building on the success of Greek yogurt's past decade of growth.

Current Stage and Roadmap

Current Traction

- 340% growth in two years, reaching $2.85M in revenue in 2024.

- Distribution secured in major retailers, including Whole Foods, Erewhon, Eataly, and The Fresh Market.

- Featured as the #1 yogurt by Consumer Reports, validating quality and taste.

- Sustainable production using ultrafiltration technology to enhance protein content while minimizing waste.

- Lean and efficient operations with a small, dedicated team managing rapid expansion.

Future Roadmap

- Retail Expansion – Secure additional shelf space in national and regional grocery chains.

- E-Commerce Growth – Strengthen online direct-to-consumer sales and explore new digital distribution opportunities.

- Product Innovation – Introduce new flavors, dairy-free alternatives, and probiotic-enhanced offerings.

- Sustainability Initiatives – Enhance zero-waste production practices and expand eco-friendly packaging solutions.

- Revenue Growth – Target $4.9M in revenue by 2025, scaling operations and increasing brand visibility.

The Team

Managers

Name: Daniyar Chukin

Daniyar Chukin's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Executive Officer, Sole Managing Member, and Principal Accounting Officer
  Dates of Service: April, 2021 - Present
  Responsibilities: As Chief Executive Officer, Sole Managing Member, and Principal Accounting Officer, Daniyar oversees most all aspects of the business.

Name: Mandy Geisler

Mandy Geisler's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: VP of Marketing & Sales
  Dates of Service: May, 2021 - Present
  Responsibilities: Overseeing and management of 20+ broker relationships ensuring successful execution of sales strategies across multiple channels (focus on Natural Channels). Leading brand marketing initiatives, including shopper marketing, demos, earned media, and trade shows, to drive brand awareness and sales growth for this startup. Ensured cohesive execution aligned with business objectives for sustained growth.

Name: Pierre Remy Forien

Pierre Remy Forien's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Operating Officer
  Dates of Service: January, 2021 - Present
  Responsibilities: Pierre manages everything related to operations and production.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or the “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it’s a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management’s review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Simple Agreement for Future Equity in the amount of up to 1.2M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in “Use of Proceeds.”

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our products. Delays or cost overruns in the development of our products and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves “rolling closings,” which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies’ businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer’s “offer” to the target’s investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors’ shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial

condition and ability to operate effectively.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may

be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Member Name	Number of Securities Owned	Type of Security Owned	Percentage
Misha LLC	809,471	Common Units	80.95%

The Company's Securities

The Company has authorized Common Units, Convertible Note, and Convertible Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 118,577 of Common Units.

Common Units

The amount of security authorized is 1,000,000 with a total of 988,615 outstanding.

Voting Rights

Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Convertible Note

The security will convert into Membership interest (equity) and the terms of the Convertible Note are outlined below:

Amount outstanding: $150,000.00
Maturity Date: October 30, 2024
Interest Rate: 8.0%
Discount Rate: %
Valuation Cap: $5,000,000.00
Conversion Trigger: Either at expiration of 1-year period, or upon call. In practice, the date came and went, but the conversion did not occur. We are in the process of converting now.

Material Rights

There are no material rights associated with Convertible Note.

Convertible Note

The security will convert into Membership interest (equity) and the terms of the Convertible Note are outlined below:

Amount outstanding: $100,000.00
Maturity Date: November 13, 2024
Interest Rate: 8.0%
Discount Rate: %
Valuation Cap: $5,000,000.00
Conversion Trigger: Either at expiration of 1-year period, or upon call. In practice, the date came and went, but the conversion did not occur. We are in the process of converting now.

Material Rights

There are no material rights associated with Convertible Note.

What it means to be a minority holder

As a minority holder of Common Units of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Type of security sold: Convertible Note
  Final amount sold: $150,000.00
  Use of proceeds: Working capital needs and general funding needs
  Date: October 30, 2023
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
  Final amount sold: $100,000.00
  Use of proceeds: Working capital needs and general funding needs
  Date: November 13, 2023
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2022 was $2,539,271 compared to $3,123,950 in fiscal year 2023. Increases in same store sales, as well as access to new retail accounts or distributors.

Cost of Sales

Cost of Sales for fiscal year 2022 was $2,245,985.58 compared to$ 3,054,450.37 in fiscal year 2023. Proportional increases in manufactured volumes, and commensurate growth in Cost of Goods Sold, plus a proportional increase in selling costs such as coupons, discounts, spoils, etc.

Gross Margins

Gross margins for fiscal year 2022 were 11.549%. compared to 2.2% in 2023. The decrease was driven primarily by a significant expansion in promotional efforts by the company. In this way, expense associated with "discounts" were $279,718.06 in 2022, and already $457,256.17 in 2023.

Expenses

Expenses for fiscal year 2022 were $1,035,385.91 compared to $964,276.00 in fiscal year 2023. The expenses cited above, are those expenses which lay outside of Cost of Goods Sold, however - they still include figures like freight and warehousing. The bulk of the expenses is made up of SG&A, and Freight/Warehousing. The difference is explained primarily by a reduction in payroll expense, and a smaller investment into sample distribution and shopper marketing.

Historical results and cash flows:

Historical Results & Cash Flows

The Company is currently in the scaling stage and revenue generating stage. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because growth had slowed in the period in question, but has resumed at a very rapid pace since - in other words, the period in question does not capture the previous aggressive growth, nor what has happened since (in 2024 and 2025). Past cash was primarily generated through sales and equity investments. Our goal is to is to grow sales to at least a level of $11-15 Million, where we wil begin generating positive net income.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of April, 2025, the Company has capital resources available in the form of $65,000 of cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support further working capital needs, new hires, and investment into marketing.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 95%+ will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum funding goal, we anticipate the Company will be able to operate for less than a month. This is based on a current monthly burn rate of approximately $50,000 for expenses related to operating the business.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum funding goal, we anticipate the Company will be able to operate for approximately 24 months. This is based on a projected monthly burn rate of $50,000 for expenses related to overall operation of the firm.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including revolving lines of credit, term loans, factoring, and personal loans to the founder against home equity.

Indebtedness

- Creditor: Lender
  Amount Owed: $250,000.00
  Interest Rate: 8.0%
  Convertible Notes - In 2023, the Company entered into two convertible note agreements with total principal amounting to $250,000 to fund operations. The notes bear interest at a rate of 8% per annum. All outstanding principal and accrued interest are convertible into Membership Interest upon the occurrence of a specified triggering event. The conversion price is determined as the lower of (a) a $5 million valuation cap or (b) 1.5 times the Company's net sales over the trailing twelve months ending on the last day of the month immediately preceding the conversion date. The entire outstanding balance of the notes, including accrued interest, was converted into equity during 2024.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $10,004,783.80

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation. The pre-money valuation does not take into account any convertible securities currently outstanding and has been calculated on a fully diluted basis. Please see the Company Securities section for information on how any outstanding options, warrants or shares reserved for issuance under a stock plan may have been taken into account in the fully-diluted share calculation.

Use of Proceeds

If we raise the Target Offering Amount of $123,990.24 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Research & Development
  5.0%
  We will use 5% of the funds raised for market and customer research, new product development and market testing.

- Inventory
  10.0%
  We will use 10% of the funds raised to purchase inventory for the Company's product in preparation of expansion.

- Company Employment
  30.0%
  We will use 30% of the funds to hire key personnel for daily operations, including the following roles: Regional Sales Rep, Merchandiser, Digital Marketing Manager. Wages to be commensurate with training, experience and position.

- Working Capital
  45.0%
  We will use 45% of the funds for working capital to cover expenses for ongoing day-to-day operations of the Company.

- StartEngine Reg CF Campaign Marketing
  2.5%
  We will use 2.5% of the funds to market the crowdfunding campaign.

If we raise the over allotment amount of $1,199,999.24, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Research & Development
  5.0%
  We will use 5% of the funds raised for market and customer research, new product development and market testing.

- Inventory
  10.0%
  We will use 10% of the funds raised to purchase inventory for the Company's product in preparation of expansion.

- Company Employment
  30.0%
  We will use 30% of the funds to hire key personnel for daily operations, including the following roles: Regional Sales Rep, Merchandiser, Digital Marketing Manager. Wages to be commensurate with training, experience and position.

- Working Capital
  45.0%
  We will use 45% of the funds for working capital to cover expenses for ongoing day-to-day operations of the Company.

- StartEngine Reg CF Campaign Marketing
  2.5%
  We will use 2.5% of the funds to market the crowdfunding campaign.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://norrorganic.com/ (www.norrorganic.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/norr-organic

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Norr Organic LLC

[See attached]

norr organic

Norr Organic LLC
(the "Company")
a New York Limited Liability Company

Financial Statements (unaudited) and Independent Accountant's Review Report

Years Ended December 31, 2024 & 2023

TABLE OF CONTENTS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT	3
STATEMENTS OF FINANCIAL POSITION	4
STATEMENTS OF OPERATIONS	5
STATEMENTS OF CHANGES IN MEMBERS' EQUITY	6
STATEMENTS OF CASH FLOWS	7
NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS	8
NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES	9
NOTE 3 – RELATED PARTY TRANSACTIONS	11
NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS	12
NOTE 5 – LIABILITIES AND DEBT	12
NOTE 6 – EQUITY	12
NOTE 7 – SUBSEQUENT EVENTS	12

RNB CAPITAL

www.rnbcapitalcpas.com
954-399-1914

Certified Public Accountants, Cyber Security, and Governance Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Norr Organic LLC Management

We have reviewed the accompanying financial statements of Norr Organic LLC (the Company) which comprise the statements of financial position as of December 31, 2024 & 2023 and the related statements of operations, statements of changes in members' equity, and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter on Going Concern:
As discussed in Note 1, certain conditions and events raise concerns regarding the Company's ability to continue as a going concern in the near term. Management has addressed these matters in Note 1, along with its plans to mitigate the uncertainty. The accompanying financial statements have been prepared on a going concern basis and do not include any adjustments that might result if the Company were unable to continue its operations. Our conclusion is not modified with respect to this matter.

RNB Capital LLC

Tamarac, FL
April 25, 2025

NORR ORGANIC LLC
STATEMENTS OF FINANCIAL POSITION

	As of December 31,	
	2024	**2023**
ASSETS		
Current Assets:		
Cash and Cash Equivalents	862	3,959
Accounts Receivable	160,290	206,259
Inventory	205,112	161,425
Other Current Assets	15,011	12,614
Total Current Assets	381,275	384,257
TOTAL ASSETS	381,275	384,257
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts Payable	470,749	367,628
Line of Credit	-	125,184
Convertible Notes	-	250,000
Other Current Liabilities	18,498	500
Total Current Liabilities	489,247	743,312
Non-Current Liabilities:		
Other Non-Current Liabilities	-	-
Total Non-Current Liabilities	-	-
TOTAL LIABILITIES	489,247	743,312
EQUITY		
Members Capital	2,848,536	1,839,964
Retained earnings (Deficit)	(2,956,508)	(2,199,019)
TOTAL EQUITY	(107,972)	(359,055)
TOTAL LIABILITIES AND EQUITY	381,275	384,257

See Accompanying Notes to these Unaudited Financial Statements

NORR ORGANIC LLC
STATEMENTS OF OPERATIONS

	Year Ended December 31,	
	2024	**2023**
Sales	2,830,501	3,123,854
Trade Discounts, Returns & Allowances	(617,370)	(589,844)
Cost of Goods Sold	(1,922,597)	(2,463,326)
Gross Profit	290,534	70,684
Operating Expenses		
Logistics and Fulfillment	277,771	271,673
Selling Expenses	31,213	35,703
Advertising and Marketing	111,672	54,461
General and Administrative	174,968	173,757
Payroll	407,667	428,681
Total Operating Expenses	**1,003,291**	**964,275**
Total Loss from Operations	**(712,757)**	**(893,591)**
Other (Expense)		
Interest Expense	(8,591)	(10,893)
Other Income	311	-
Other Expense	(36,452)	(52,457)
Total Other Income (Expense)	**(44,732)**	**(63,350)**
Net Loss	**(757,489)**	**(956,941)**

See Accompanying Notes to these Unaudited Financial Statements

NORR ORGANIC LLC
STATEMENTS OF CHANGES IN MEMBERS' EQUITY

	Member's Capital		Retained earnings	
	Units	$ Amount	(Deficit)	Total Members Equity
Beginning balance at 12/31/22	-	1,262,073	(1,242,077)	19,996
Contribution	-	585,080	-	585,080
Distribution	-	(7,189)	-	(7,189)
Net loss	-		(956,942)	(956,942)
Ending balance at 12/31/23	-	1,839,964	(2,199,019)	(359,055)
Conversion of Convertible Notes	-	250,000	-	250,000
Contribution	-	796,341	-	796,341
Distribution	-	(37,769)	-	(37,769)
Net loss	-		(757,489)	(757,489)
Ending balance at 12/31/24	-	2,848,536	(2,956,508)	(107,972)

See Accompanying Notes to these Unaudited Financial Statements

NORR ORGANIC LLC
STATEMENTS OF CASH FLOWS

	Year Ended December 31,	
	2024	**2023**
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	(757,489)	(956,942)
Adjustments to reconcile Net Loss to Cash used in operations:		
(Increase) Decrease in:		
Accounts Receivable	45,969	(3,089)
Inventory	(43,687)	46,609
Other Current Assets	(2,397)	(2,614)
Increase (Decrease) in:		
Accounts Payable	103,121	206,223
Other Current Liabilities	17,998	(500)
Total Adjustments to reconcile Net Loss to Net Cash provided by operations	121,004	246,629
Net Cash provided by (used) in Operating Activities	(636,485)	(710,313)
CASH FLOWS FROM INVESTING ACTIVITIES		
Fixed Assets	-	-
Net Cash provided by (used in) Investing Activities	-	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from (Payments) for Line of Credit	(125,184)	(118,190)
Proceeds from (Conversion) of Convertible Notes	(250,000)	250,000
Member's Capital	1,008,572	577,891
Net Cash provided by Financing Activities	633,388	709,701
Cash at the beginning of period	3,959	4,571
Net Cash decrease for period	(3,097)	(612)
Cash at end of period	862	3,959

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Norr Organic LLC (the "Company") was formed in the State of New York on April 16, 2021, and is headquartered in Albany. The Company is engaged in the production and distribution of premium organic yogurt products, with a focus on single-serve formats positioned within the ultra-premium segment of the dairy market. Its target customers span across the United States.

The Company generates revenue primarily through wholesale sales to a diverse customer base, including online grocery platforms, national and regional brick-and-mortar retailers, and food service distributors. Production is outsourced to a third-party co-packing facility that employs advanced milk filtration technology provided by Tetra Pak.

Key customers include Misfits Market, an online grocery delivery service, and Whole Foods Market. Additional revenue is derived from a network of premium retail and food service partners, such as Eataly, Erewhon, and Central Market. Distribution is managed through strategic partners, including Rainforest Distribution and Chef's Warehouse.

In 2025, the Company aims to launch a Regulation CF crowdfunding campaign to raise operating capital .

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which assumes the Company will continue its operations and meet its obligations in the normal course of business over the next twelve months. However, certain conditions and events raise substantial doubt about the Company's ability to continue as a going concern. Since commencing principal operations, the Company has incurred recurring operating losses and experienced limited cash flow. The Company believes this is typical for businesses in the Consumer Packaged Goods sector, where early-stage losses are common due to high fixed costs, lower initial margins, and an unoptimized cost structure. Profitability in this industry is generally achieved only after reaching sufficient scale and gaining improved purchasing leverage.

These factors, combined with continued negative cash flows from operations raise substantial doubt about the Company's ability to continue as a going concern. However, management considers these dynamics consistent with the Company's current stage of growth. Since taking control in 2021, the Company has increased annual revenue from $450,000 to over $2 million by the end of 2024. Based on this trajectory, the Company projects net sales of approximately $5.3 million for the 2025 fiscal year, an optimistic increase but one management believes is attainable based on historical growth.

To improve its financial position, management is executing a strategy focused on expanding retail distribution across national and regional chains, increasing marketing investment to build brand awareness, and hiring additional field staff to support sales and merchandising. Funds raised from the Company's current capital campaign are expected to be instrumental in executing this strategy and progressing toward the estimated breakeven range of $10 million to $11.5 million in annual revenue, which management anticipates reaching by 2027.

While management believes these initiatives provide a viable path toward profitability, there is no assurance that the projected revenue levels or necessary funding will be achieved. Accordingly, substantial doubt about the Company's ability to continue as a going concern remains.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2024 and December 31, 2023.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $862 and $3,959 in cash as of December 31, 2024 and December 31, 2023, respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company. The Company allows 14–30 day credit terms for these receivables.

As of December 31, 2024 and 2023, the Company's outstanding accounts receivable amounted to $160,290 and $206,260, respectively.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. No allowance for doubtful accounts was provided as of December 31, 2024 and 2023.

Inventory

Inventory consisted primarily of finished goods. Inventories are stated at the lower of cost or net realizable value utilizing the first-in, first-out method. Aggregate inventory amounted to $205,112 and $161,425 as of December 31, 2023 and 2024, respectively.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues by selling consumer food products to a variety of customers, including online grocery delivery services, traditional brick-and-mortar retailers, and food service providers for corporate campuses and athletic teams. The Company's payments are typically received on credit terms ranging from 14 to

30 days following delivery, depending on the customer and invoice terms. The Company's primary performance obligation is to deliver quality products on time and in good condition, with sufficient shelf life to allow for consumer sale.

Revenue is recognized at the time of shipment, at gross. Trade discounts and related promotional expenses represent deductions to revenue under Trade Discounts, Returns & Allowances. These reflect the costs of Returns which refer to products sent back by customers due to overstock, defects, or failure to meet specifications and Incentives provided to customers and distributors to support product placement, promotion, and sales, including items such as coupons, customer discounts, marketing reimbursements, scanbacks, and slotting fees. These amounts capture the commercial efforts necessary to remain competitive in the consumer goods market and are recognized in the same period as the related sales.

Advertising and Marketing Costs

Advertising and Marketing costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses primarily include costs related to corporate operations, such as professional services (accounting, legal, consulting), facility costs (rent, utilities), office supplies, insurance, travel and other miscellaneous expenses.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, it determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse.

The Company's primary tax jurisdictions are the United States and New York. The Company has incurred cumulative losses since inception and has not recorded any current income tax expense for the years ended December 31, 2024 and 2023.

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Convertible Notes - In 2023, the Company entered into two convertible note agreements with total principal amounting to $250,000 to fund operations. The notes bear interest at a rate of 8% per annum. All outstanding principal and accrued interest are convertible into Membership Interest upon the occurrence of a specified triggering event.

The conversion price is determined as the lower of (a) a $5 million valuation cap or (b) 1.5 times the Company's net sales over the trailing twelve months ending on the last day of the month immediately preceding the conversion date. The entire outstanding balance of the notes, including accrued interest, was converted into equity during 2024.

Line of Credit - The Company was granted a line of credit by Ampla in 2022, with a maximum drawable principal amount of $172,816 and an annual percentage rate (APR) of 16%. As of December 31, 2023, the outstanding balance under the line of credit was $125,184. This balance was fully paid in 2024.

NOTE 6 – EQUITY

The Company is a limited liability company with various members. The equity ownership of each member is represented by a percentage interest of ownership as shown below:

Member	Membership Interest
Misha LLC, a Delaware Limited Liability Company	81%
New Nordic Dairy, Inc. a Delaware Corporation	15%
Others	4%
Total	100%

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 25, 2025, the date these financial statements were available to be issued. No events require recognition or disclosure.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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GET A PIECE OF NORR ORGANIC

A Small Brand with a Big Mission.

Norr Organic is one of the first leading organic skyr yogurt brands introduced to the U.S., offering clean, grass-fed, probiotic-rich Icelandic-style yogurt known for its high protein content. Following its acquisition, Norr achieved 340% growth in the first two years (incomplete Q2 2021 thru Q4 2023) and is now expanding through strategic retail partnerships. With an annual revenue of $2.83M in 2024 and $890KM in Q1 of 2025 alone, we believe Norr Organic is poised to redefine the yogurt market—blending authentic Icelandic tradition with modern wellness appeal.

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Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


Ranked #1
in the yogurt category for taste, nutrition, and lowest added sugars.
nòrr organic
Probiotic Skyr

OVERVIEW ABOUT TERMS DISCUSSION INVESTING FAQS

Get Equity
$10.12 Per Share

MIN INVEST $172.04

VALUATION $10M

REASONS TO INVEST

- **Growing Brand with Proven Results:** Norr Organic has achieved 340% growth in just 24 months post-acquisition, reaching $2.83M in revenue in 2024, and already bringing in $890K revenue in Q1 of 2025. Our yogurt is available nationwide through premium relationships like Sprouts Farmers Market, Whole Foods Market, Erewhon, Eataly, Town & Country, PCC, Misfits Market/Imperfect Foods, The Fresh Market, Blue Bottle Cafes, and other natural food stores, solidifying our position as a leader in the clean-label, Icelandic-style yogurt market.

- **Operational Excellence and Efficient Unit Economics:** By collaborating with trusted local family farms and adopting sustainable practices, we believe we ensure a reliable, high-quality organic milk supply while maintaining cost efficiency. We've also strategically optimized operations by refining packaging sizes and streamlining flavor offerings—enhancing margins while continuing to deliver the nutrient-dense, delicious experience our customers love. With a lean team of just five dedicated members, we've minimized overhead and redirected resources into enhancing production and growth strategies. Coupled with an efficient supply chain and low fixed costs, our approach delivers high gross margins—rare among the CPG space. This combination of thoughtful resource allocation, sustainable sourcing, and innovative practices designed to enable scalable, growth, aiming to deliver strong value to both investors and customers.

- **Mission-Driven Innovation with State-of-the-Art Production:** Norr Organic combines Icelandic tradition with cutting-edge technology, using a state-of-the-art ultrafiltration system to craft our probiotic-rich, high-protein skyr that is also naturally low in lactose. This allows us to deliver consistent quality while minimizing waste and environmental impact.

TEAM



Daniyar Chukin • Chief Executive Officer
More than ten years of experience in the CPG industry, and specifically within dairy - as owner and manager. Have taken two projects from concept to shelf, learning along the way how to identify good co-packers partners, manage trade budgets, lead negotiations with retail and distribution.
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Mandy Geisler • VP of Marketing & Sales
Mandy brings over 18 years of experience in the CPG space. Having worked extensively within startup and mid-level environments, she excels at building from the ground up—driving growth, innovation, and delivering results through creative strategies.
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Pierre Remy Forien • Chief Operating Officer
I grew up in France and moved to the US in 2011 to work for the United Nations. With 10+ years in the dairy industry and an MBA, I oversee operations for Norr. This ranges from managing supplier relations to overseeing production and logistics.
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THE PITCH

Better for You. Better for the Environment. It’s Quite Simple.

At Norr Organic, we believe yogurt should be more than just food—it should make a difference. Inspired by the Icelandic tradition of skyr, we craft clean, probiotic-rich yogurt using organic, grass-fed milk sourced from small family farms committed to sustainability and ethical practices. Our products are designed to support immune and gut health while prioritizing the planet, animals, and people.

With the yogurt industry experiencing consistent daily demand and rapid shelf turnover, we believe Norr Organic is positioned for significant growth. We’ve achieved 340% growth in just 24 months post-acquisition, reaching $2.83M in revenue in 2024, and already bringing in $1.05M revenue in Q1 of 2025. Our yogurt is available nationwide through premium partners like Sprouts Farmers Market, Whole Foods Market, Erewhon, Eataly, Town & Country, PCC, Misfits Market/Imperfect Foods, The Fresh Market, Blue Bottle Cafes, and other natural food stores. Our probiotic-rich skyr is celebrated for its high-protein content and creamy texture, earning the #1 ranking by Consumer Reports.

With a passionate team, optimized supply chain, and state-of-the-art production equipment, we believe we ensure exceptional quality and efficient operations, delivering strong unit economics and scalability.

For a Heathier and more Sustainable Future

We believe in making products that are not just better for you, but better for the animals and the enviroment.



LOCAL
Milk sourced from small family farms.

GRASS-FED
Milk from grass-fed cows.

SUSTAINABLE PRACTICES
100% recyclable packaging.

SCIENCE-BACKED PROBIOTICS
Supports gut and immune health with BB-12®.

3RD PARTY TESTING
Ranked #1 for taste and nutrition by Consumer Reports.

nōrr organic

The Offerings

With both Non-Fat and Whole Milk yogurt options, there's something for everyone—whether you're looking for a lighter choice or a rich, creamy indulgence, perfect for any moment.

Whole Milk

"Healthful balance of omega-3 and omega-6 fatty acids"


nōrr organic
Probiotic Skyr
Vanilla
Raspberry
Mixed Berry & Açai
Plain Whole Milk


Non-fat Milk
Beneficial for the calorie-conscious consumer or anyone trying to limit overall fat intake.
norr organic
Probiotic Skyr
Strawberry & Rhubarb
Vanilla
Mixed Berry & Acai
Plain Non-fat

THE PROBLEM & OUR SOLUTION

The Problem

The U.S. Health Crisis:

- Poor nutrition contributes to heart disease, strokes, and Type 2 diabetes, and up to 30% of cancers. Yet, many available foods are filled with harmful additives, sugars, and artificial ingredients.[1] (source)(source)

Unmet Consumer Demand:

- 55% of consumers want nutrient-dense foods, and 66% of U.S. shoppers (80% of young adults) are willing to pay more for sustainable products. However, the market struggles to balance taste, health, and sustainability. [2]

The Yogurt Market Gap:

- Most yogurts contain excessive sugars, preservatives, and artificial flavors, leaving health-conscious consumers without truly clean, delicious options.

Our Solution

We believe Norr Organic Probiotic Skyr yogurt delivers the perfect balance of health, taste, and sustainability. Unlike competitors, Norr Organic doesn't compromise between taste and clean ingredients. With its creamy, delicious taste and commitment to sustainability, Norr Organic is the premium choice for health-conscious and environmentally aware consumers.


norr organic
Organic
Grass-fed
High in Protein
Low in Sugar
Probiotic Skyr Yogurt
Added Natural Flavors
Artificial Sweeteners
Starches
Preservatives
Pesticides
12-17G PROTEIN
BB-12 PROBIOTICS

THE MARKET & OUR TRACTION

The Market

The U.S. yogurt market is valued at **$8.9 billion** and continues to grow at a rate of 4.5% YoY.[3] Recent SPINS data shows the **skyr category is growing 31% YoY**, while products **labeled certified organic and grass-fed are growing 6% and 25% YoY, respectively.**[4] This growth is driven by rising consumer demand for clean, high-protein, probiotic-rich foods that support gut and immune health.

With clean-label ingredients, science-backed probiotics, and a strong commitment to sustainability, we believe Norr Organic is well-positioned to capture this expanding market. By offering Icelandic-style skyr made with organic, grass-fed milk, we align with consumer preferences for health-focused, ethically produced dairy products.

As awareness of functional foods continues to rise, we believe Norr Organic is poised to lead the next wave of innovation in the yogurt category.

The Opportunity:
Daily Demand, High Turnover: Yogurt is a staple in many households, consumed daily for its health benefits. Its short shelf life promotes consistent sales, making it a fast-moving product category.

Prime Shelf Placement: Breaking into the competitive yogurt aisle is tough, but Norr Organic has secured spots in premium retailers like Sprouts Farmers Market, Whole Foods, Erewhon, Eataly, Misfits Market, and Blue Bottle Coffee, giving us valuable exposure and momentum.

Untapped Opportunity in Icelandic Skyr: While Greek yogurt dominated the past decade, the Icelandic skyr market is the next frontier. Industry pioneers like Siggi's have proven the consumer demand for thick, protein-rich yogurts, leaving room for new brands like Norr Organic to capture market share with organic, clean-label, grass-fed options.

Our Traction
Norr Organic has continued to grow:

340%

growth in revenue withing the first 24 months post-acquisition

RANKED #1

skry yogurt in Consumer Reports, recognized for superior taste and nutrition

Available in over 1,500 retail locations nationwide!



PCC Community Markets
Natural Grocers
Lakewinds Food Co-op
Eataly
town & country Markets
Jewel Osco
ShopRite
MOM's Organic Market
Erewhon
Sprouts Farmers Market
The Fresh Market
Whole Foods Market
Lassens Natural Foods & Vitamins
Blue Bottle Coffee
Central Market
Bristol Farms
Earth Fare
Healthy Food for Everyone

Partnerships with the biggest online grocers

Misfits Market | Imperfect Foods

Partnerships with national distributors, regional DSDs, and Speciality Food Distributors

KeHE | UNFI (Better Food. Better Future.) | Rainforest Distribution

Dairy Delivery | Baldor | the chefs warehouse

Norr Organic continues to scale across e-commerce and retail channels, solidifying its presence in the premium, sustainable yogurt category.


I just wanted to let you know that I am a huge fan! The quality and taste is exceptional, and it has quickly become a favorite in my household.
nórr organic
Probiotic Skyr
Vanilla
We make the hour drive to Central Market once a month just to stock up on our favorite yogurt!
I would just love to start off by saying thank you! Thank you for not only cultivating delectable and rich clean skyr, but also for the use of high-quality and healthy ingredients; as well as the commitment and great morals that y'all put forth. Both my family and I recently started our journey with Norr Organic and it's safe to say that we will be staying! Now, Norr Organic is a must and a staple in our household.
You guys are truly the best and I eat your yogurt every day!
Stocked up on my favorite yogurt
nórr organic
Probiotic Skyr
Strawberry & Rhubarb
I just found your yogurt at a local health food store and I'm in love 😍 it is by far the best 👏
nórr organic
Probiotic Skyr
Plain Whole Milk
I am ecstatic to find your product!!! I've ben looking for a thick, plain yogurt that is organic/grass fed...

**These testimonials may not be representative of the experience of other customers and are not a guarantee of future performance or success.*

WHY INVEST

Norr Organic is more than just a yogurt brand—it's a movement for clean, ethical, and sustainable food. With your investment, we can continue to scale our operations, expand our distribution, enhance our zero-waste production process and introduce new products that inspire wellness and create lasting impact.

Join us in building a healthier, more sustainable future—one cup at a time.


INVEST NOW!
Together, we can build a healthier,
more sustainable food system — one cup at a time.
nörr organic
Probiotic Skyr
nörr organic
Probiotic Skyr
Mixed Berry & Acai
12g Protein | Non-fat | 100 Calories

---

[1] https://www.cdc.gov/nccdphp/divisions-offices/about-the-division-of-nutrition-physical-activity-and-obesity.html

[2]Johnson, Emily, and Mark Daniels. "Consumer Trends in Nutrition and Sustainability." Journal of Food Marketing and Consumer Behavior, vol. 12, no. 3, 2024, pp. 102–118. Journal of Food Marketing and Consumer Behavior, www.foodmarketingjournal.org/trends-in-nutrition.

[3]Source: based on Circana InfoScan® Reviews; US Census Bureau; Economic Census/Mintel; Statista

[4]Source: SPINS Satori | Total Dairy Categories (FZ & RF) | RF Cheeses (excluding plant based) | RF Eggs, RF Milk, & RF Butter Subcategories | SPINS Natural Channel |
Total US –MULO (Powered by Circana) | L52W 1/26/25

ABOUT

HEADQUARTERS
4332 22nd Street #401-3/#401-4, Long Island City, NY 11101

WEBSITE
View Site

Norr Organic is one of the first leading organic skyr yogurt brands introduced to the U.S., offering clean, grass-fed, probiotic-rich Icelandic-style yogurt known for its high protein content. Following its acquisition, Norr achieved 340% growth in the first two years (incomplete Q2 2021 thru Q4 2023) and is now expanding through strategic retail partnerships. With an annual revenue of $2.83M in 2024 and $890KM in Q1 of 2025 alone, we believe Norr Organic is poised to redefine the yogurt market—blending authentic Icelandic tradition with modern wellness appeal.

TERMS

Norr Organic

Overview

PRICE PER SHARE
$10.12

VALUATION
$10M

DEADLINE
May. 23, 2025 at 8:42 PM UTC

FUNDING GOAL
$124K - $1.2M

Breakdown

MIN INVESTMENT
$172.04

OFFERING TYPE
Equity

MAX INVESTMENT
$1,199,999.24

SHARES OFFERED
Common Units

MIN NUMBER OF SHARES OFFERED
12,252

MAX NUMBER OF SHARES OFFERED

118,577

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$381,275	$384,257
Cash & Cash Equivalents	$862	$3,959
Accounts Receivable	$160,290	$206,259
Short-Term Debt	$489,247	$743,312
Long-Term Debt	$0	$0
Revenue & Sales	$2,830,501	$3,123,854
Costs of Goods Sold	$1,922,597	$2,463,326
Taxes Paid	$0	$0
Net Income	-$757,489	-$956,941

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum number of units offered subject to adjustment for bonus units. See Bonus info below.*

Investment Incentives & Bonuses*

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks | 10% bonus units.

Early Bird 2: Invest $5,000+ within the first 2 weeks | 15% bonus units.

Early Bird 3: Invest $10,000+ within the first 2 weeks | 20% bonus units.

Early Bird 4: Invest $20,000+ within the first 2 weeks | 25% bonus units.

Early Bird 5: Invest $50,000+ within the first 2 weeks | 30% bonus units.

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $5,000+ between day 35 - 40 and receive 10% bonus units.

Flash Perk 2: Invest $5,000+ between day 60 - 65 and receive 10% bonus units.

Amount-Based Perks

Tier 1 Perk: Invest $1,000+ and receive an Owner Certificate and a Norr Organic engraved wooden spoon.

Tier 2 Perk: Invest $5,000+ and receive an Owner Certificate and a Norr Organic engraved wooden spoon + 5% bonus units.

Tier 3 Perk: Invest $10,000+ and receive an Owner Certificate and a Norr Organic engraved wooden spoon + 10% bonus units.

Tier 4 Perk: Invest $20,000+ and receive an Owner Certificate and a Norr Organic engraved wooden spoon + 15% bonus units.

Tier 5 Perk: Invest $50,000+ and receive an Owner Certificate and a Norr Organic engraved wooden spoon, the opportunity to visit the state-of-the-art production facility where our delicious skyr yogurt is made (travel expenses not included and must be covered by investor) + 20% bonus units.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus units from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.*

The 10% StartEngine Venture Club Bonus

Norr Organic LLC will offer 10% additional bonus units for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any units they purchase in this offering. For example, if you buy 100 units of Common Units at $10.12/ unit, you will receive 110 units of Common Units, meaning you'll own 110 units for $1,012.00. Fractional units will not be distributed and unit bonuses will be determined by rounding down to the nearest whole unit.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus[,]/[[and] the Loyalty Bonus[,]/[and the Audience Bonus]] in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Any expense labeled "Travel and Entertainment".

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Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

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- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

AMENDMENT TO THE LIMITED LIABILITY COMPANY AGREEMENT OF NORR ORGANIC LLC

This Amendment (the "Amendment") to the Limited Liability Company Agreement of Norr Organic LLC (the "Company") is made and entered into as of April 10th, 2025, by and among the Members of the Company. This Amendment modifies certain terms of the original Limited Liability Company Agreement dated April 16, 2021, as amended by the First Amendment dated October 1, 2023 (collectively, the "Operating Agreement").

RECITALS

WHEREAS, the Members desire to amend the Operating Agreement to introduce the concept of Units for purposes of facilitating Regulation Crowdfunding offerings;

WHEREAS, the Members do not wish to authorize a fixed number of Units, and instead intend for Units to be issued from time to time as determined by the Manager;

NOW, THEREFORE, the Members hereby agree as follows:

1. Amendment to Article 2 - Capital Contributions and Membership Interests

Section 2.1 – Units and Membership Interests is hereby added and shall read as follows:

2.1 Units and Membership Interests

(a) The Membership Interests of the Company shall be represented by Units. Each Unit represents an ownership interest in the Company, including rights to allocations of profits and losses and distributions as set forth in this Agreement.

(b) Units may be issued from time to time to new or existing Members at a price per Unit determined by the Manager in good faith. The Company shall not be limited by any authorized number of Units.

(c) The number of Units held by each Member shall be set forth on Exhibit A attached hereto, which may be amended from time to time to reflect changes in ownership.

2. Amendment to Exhibit A – Membership Unit Allocation

Exhibit A is hereby replaced in its entirety with the following:

Member Name	Number of Units	Ownership %
Misha LLC	8125000	81.25%
New Nordic Dairy, Inc.	1734000	17.34%
Alliance Midwest, LLC	141000	1.41%

Total	10000000	100.00%

Note: This Exhibit shall be updated by the Manager from time to time to reflect newly issued Units and changes in ownership.

3. Effect of Amendment

Except as expressly amended herein, all terms and conditions of the Operating Agreement, including the First Amendment dated October 1, 2023, shall remain in full force and effect. This Amendment shall be deemed part of, and incorporated into, the Operating Agreement.

IN WITNESS WHEREOF

The undersigned Members, holding the Required Member Consent as defined in the Operating Agreement, have executed this Amendment as of the Effective Date.
The undersigned have executed this Amendment as of the Effective Date.

MEMBERS:

DocuSigned by:
A49CFA807D564E1...
Daniyar Chukin, Manager
Date: 4/10/2025

Signed by:
0EA04857F4AB4E0...
Klaus Ravnholt Pedersen, President
New Nordic Dairy, Inc.
Date: 4/11/2025

FIRST AMENDMENT TO LIMITED LIABILITY COMPANY AGREEMENT OF NORR ORGANIC LLC (THE "COMPANY")

This FIRST AMENDMENT (the "Amendment") made as of October 1, 2023 (the "Effective Date"), to that certain Limited Liability Company Agreement of the Company, dated April 16, 2021, by all of the Members of the Company. Capitalized terms used herein not so defined shall have the meaning set forth in the Agreement.

NOW, THEREFORE, in consideration of the mutual covenants herein contained and other good and valuable consideration, the undersigned parties, consent to and agree as of and from the Effective Date:

1. Exhibit A to the Agreement shall be deleted in its entirety and replaced with the Exhibit A attached hereto.

2. The term "**Required Member Consent**" shall mean 66-2/3% of the Membership Interests entitled to vote thereon.

3. Section 3.5.1 below shall be added to the Agreement in its entirety.

"3.5.1 Confidential Information.

Each Member acknowledges that the non-public information, knowledge and data (including any trade secrets or similar proprietary information) obtained by the Member during the course of the Member's membership with the Company, concerning the business or affairs of the Company and its affiliates and subsidiaries (the "**Business Entities**") are the property of the Company. Therefore, such Member will not at any time (whether during or after such Member's membership with the Company) disclose or use for such Member's own benefit or purposes or the benefit or purposes of any other person, entity or enterprise, other than a Business Entity, any trade secrets, information, data, or other confidential information relating to customers, development programs, costs, marketing, trading, investment, sales activities, promotion, credit and financial data, manufacturing or other processes, financing methods, plans or the business and affairs of any Business Entity; provided that the foregoing shall not apply to information which is not proprietary to the Business Entities or which has become public other than as a result of such Member's breach of this covenant. Each Member agrees that upon termination of such Member's membership with the Company for any reason, such Member will return to the Company immediately all memoranda, books, papers, plans, information, letters and other data, and all copies thereof or therefrom, in any way relating to the business of the Business Entities."

4. With respect to that certain Brokerage Agreement, dated as of May 1, 2021, between Norr Organic LLC and Alliance Midwest, LLC, upon its execution hereof, Alliance Midwest, LLC shall have no further grants of membership interests in the Company.

5. This Amendment shall be governed any construed in accordance with the laws of the State of New York, applicable to agreements made and to be performed entirely within such State, without regard to principles of conflict of laws.

6. This Amendment and the Agreement contain the full and complete understanding of the parties with respect to its subject matter and supersede any previous agreements between the parties. Except as added to, amended or modified by this Amendment, the Agreement shall remain in full force and effect in accordance with its terms and conditions.

7. This Amendment may be executed in several counterparts (and is enforceable if and when executed and delivered by facsimile and/or email transmission), each of which will be deemed to be an original, and all of which, when taken together, will constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto comprising all of the Members of the Company, intending to be legally bound have executed this Amendment as of the Effective Date.

MEMBERS:

Misha LLC, a Delaware limited liability company

By: DocuSigned by: A49CFA807D564E1
Name: Daniyar Chukin
Title: Managing Member

New Nordic Dairy, Inc., a Delaware corporation

By: DocuSigned by: Klaus Ravnholt Pedersen
Name: Klaus Ravnholt Pedersen
Title: President

Alliance Midwest, LLC, a North Carolina limited liability company

By: ____________________________
Name: Scott E. Anderson
Title: Managing Member

MANAGER:

DocuSigned by: A49CFA807D564E1
Daniyar Chukin

LIMITED LIABILITY COMPANY AGREEMENT

OF

NORR ORGANIC LLC

AGREEMENT made as of April 16, 2021, by and among the individuals having the respective address set forth on Exhibit A hereto (individually referred to as a "**Member**" and collectively as the "**Members**").

W I T N E S S E T H :

WHEREAS, the Members desire to form a New York limited liability company named Norr Organic LLC (hereinafter, the "**Company**") on the terms and conditions hereinafter set forth.

NOW, THEREFORE, in consideration of the mutual covenants herein contained, the parties hereto hereby agree to the following intending to be legally bound thereby:

ARTICLE 1

MEMBERS, TERM, NAME, PURPOSE

AND PLACE OF BUSINESS

1.1 Formation of the Company. The Members have formed the Company on or about April 16, 2021 under the New York Limited Liability Company Act (the "**Act**"), as such Act may from time to time be amended; provided, however, that in the event of any inconsistency between any provision of the Act and the provisions of this Agreement, the provisions of this Agreement shall govern.

1.2 Name. The name of the Company is Norr Organic LLC. The business of the Company shall be conducted solely under such name and title to all assets of the Company shall be held in such name.

1.3 Purposes of the Company. The purposes of the Company shall be to engage the development, manufacturing and sale of organic yogurt products, or any other lawful act or activity for which limited liability companies may be formed under the Act as the Manager with the written consent of the Members holding at least 90% of the Membership Interests entitled to vote thereon (such Member consent, the "**Required Member Consent**") may deem desirable.

1.4 Company Filings. The Manager shall execute and file all documents required by the Act to be filed in connection with the continuation of the Company and to preserve and maintain the limited liability of its Members.

1.5 Registered Office; Registered Agent. The registered office of the Company required by the Act to be maintained in the state of New York. The Company may designate a registered agent.

1.6 Qualification in Other Jurisdictions. The Manager shall have the authority to cause the Company to be qualified, formed or registered under the assumed or fictitious name statutes, foreign qualification statutes or similar laws in any jurisdiction in which the Company transacts business in which the Manager with Required Member Consent deem such qualification, formation or registration to be necessary or desirable.

1.7 Place of Business. The Company will maintain its principal business office within the State of New York at 53 Bridge Street, Unit 711, Brooklyn, NY 11201, which address may be changed by the Manager with Required Member Consent from time to time. The Manager shall give notice to the Members of any change in the location of the principal place of business of the Company.

1.8 Term. The Company shall continue until dissolved and liquidated pursuant to the provisions of Article 8 hereof.

ARTICLE 2

CAPITAL CONTRIBUTIONS AND MEMBERSHIP INTERESTS

2.1 Interests of Members. Subject to Articles 7 and 8 hereof, the respective interests of the Members ("**Membership Interests**") in the Company shall be as set forth on Exhibit A attached hereto as such Exhibit A may be amended from time to time to reflect additional or substitute Members or changes in the Membership Interests of the Members.

2.2 Capital Contributions.

2.2.1 Upon execution hereof, each Member contributed to the capital of the Company the sum of cash set forth on Exhibit A annexed hereto.

2.2.2 No Member may withdraw any capital from the Company.

2.2.3 Except as otherwise provided herein, no Member shall have the right to demand or receive property, other than cash, in return for a capital contribution or have priority over another Member, either as to the return of capital contributions or as to profits, losses or distributions, or as to compensation by way of income.

2.2.4 No Member shall be entitled to interest of any kind on its capital contribution.

2.2.5 Except as provided below or as required by law, no Member shall be required to contribute additional funds or other property to the Company. Any additional funds required by the Company, as reasonably determined by the Manager to not be available from operations or from lenders on commercially reasonable terms, may, at the option of the Members and without an obligation to do so, be loaned by the Members to the Company on commercially reasonable terms.

2.2.6 Additional Capital. In the event that additional funds are required by the Company, as reasonably determined by the Manager with Required Member Consent to not be available from operations or from lenders on commercially reasonable terms, including, but not limited to, loans from Members as set forth in Section 2.2.5, each Member shall advance, as an Additional Contribution, its proportionate share of such obligation, based upon such Member's Membership Interest divided by the aggregate Membership Interests of all Members as of the date of the required contribution; provided, however, that in no event shall any Member be obligated to advance amounts in excess of its pro rata share of the amount so required.

(a) If the Manager with Required Member Consent determines that the Company requires additional funds for any Company purpose (the **"Additional Funds"**), then the Manager shall advise each Member of its pro rata share of the Additional Funds (the **"Additional Contribution"**). Within fifteen (15) days of such notice, each Member may, but is not obligated to, contribute to the Company its Additional Contribution required by the Company.

(b) Commencing October 17, 2022, if any Member fails to make (in whole or in part) its Additional Contributions requested after such date as set forth in this Section 2.2.6 (any such Member is herein referred to as a "**Noncontributing Member**"), then any Member that has made its Additional Contribution (any such Member is herein referred to as a "**Contributing Member**"), shall have the option to either (i) make a Default Loan to the Company on behalf of the Noncontributing Member equal to the Additional Contribution not made by the Noncontributing Member (a "**Default Loan**") on the terms and conditions set forth in Subsection (c) below, or (ii) make the Additional Contribution not made by the Noncontributing Member in which case the Interests of the Contributing Members and the Noncontributing Members shall be adjusted as set forth in Subsection (d) below. In the event that more than one Contributing Member desires to make a Default Loan or an Additional Contribution on account of the Noncontributing Member, each such Contributing Member shall be permitted to participate in proportion to their respective Membership Interests as they relate to the aggregate of the Membership Interests.

(c) Upon written request by each Contributing Member, the Noncontributing Member shall execute and deliver such documents as reasonably requested by the Contributing Member(s) as evidence of such Default Loan (all such documents with respect to each Default Loan, the "**Loan Documents**"). If the Noncontributing Member fails to pay any principal of any Default Loan made by a Contributing Member, the Contributing Member's recourse against the Noncontributing Member in respect of the Default Loan shall be limited to the Noncontributing Member's financial interest in the Company. If the Noncontributing Member is in default of the applicable Loan Documents, the Contributing Member may convert the Default Loan into a Capital Contribution, in which case the Membership Interests of the Noncontributing Member and the Contributing Member will be adjusted as described in Subsection (d) below.

(d) Upon the conversion of a Default Loan pursuant to Subsection (c) or upon the making of an Additional Contribution pursuant to this Section 2.2.6, the Membership Interests of the Noncontributing Member and the Contributing Member(s) shall be adjusted as follows: (i) the Noncontributing Member's Membership Interest shall be decreased (but not below zero) by an amount equal to the percentage equivalent to the quotient of (A) the amount of the Additional Contribution not made by the Noncontributing Member giving rise to the application of this Subsection (d), divided by (B) the aggregate amount of all Capital Contributions made by the Members (including all Additional Contributions received by the Company), and (ii) the Contributing Member's Interest shall be increased by an amount equal to the percentage by which the Noncontributing Member's Membership Interest was decreased pursuant to clause (i) above.

2.2.7 Any sum not paid by a Member within five (5) days following the applicable due date shall bear interest from such due date until paid at a rate of (i) twelve (12) per cent per annum or (ii) the maximum rate permitted by law, whichever is less.

2.3 Capital Accounts. A capital account ("**Capital Account**") shall be maintained for each Member on the books of the Company in accordance with the provisions of Treasury Regulation section 1.704-1(b)(2)(iv) as such regulation is in effect on the date hereof.

2.3.1 Subject to the last sentence of section 2.3.3 below, the Capital Account of each Member shall be credited with (i) an amount equal to such Member's cash capital contributions and the fair market value of property contributed to the Company (net of liabilities secured by such property), and (ii) such Member's share of the Company's Net Profit and any item of gain specially allocated to such Member in accordance with Article 5 hereof, but for this purpose including income and gain exempt from tax.

2.3.2 Subject to the last sentence of Section 2.3.3, below, the Capital Account of each Member shall be debited by (i) the amount of cash distributions to such Member and the fair market value of property distributed to the Member (net of liabilities secured by such property), and (ii) such Member's share of the Company's Net Loss and any item of loss or expense specially allocated to such Member pursuant to Article 5 hereof, and of expenditures which are permitted to be neither capitalized nor deducted for tax purposes (including for this purpose losses or expenses which may not be deducted for tax purposes pursuant to the Internal Revenue Code of 1986, as amended (the "**Code**")).

2.3.3 Upon the transfer of an interest in the Company, the Capital Account of the transferor Member (as adjusted, if at all, as required by this Section 2.3.3) that is attributable to the transferred interest will be carried over to the transferee Member. The Capital Account will not be adjusted to reflect any adjustment under Section 743 of the Code. Upon (1) the liquidation of the Company, (2) the liquidation of a Member's interest in the Company, (3) the distribution of money or property to a Member, or (4) the contribution of money or property to the Company by a new or existing Member as consideration for an interest in the Company, adjustments shall be made to the Members' Capital Accounts in the following manner. Any property of the Company which is not sold in connection with such event shall be valued at their then fair market value. Such fair market value shall be used to determine both the amount of gain or loss which would have been recognized by the Company if the property had been sold for such fair market value (subject to any debt secured by the property) at such time, and the amount of Net Cash Flow which would have been distributable by the Company pursuant to Article 4 if the property had been sold at such time for said fair market value (less the amount of any debt secured by the property). The Capital Accounts of the Members shall be adjusted to reflect the allocation of such hypothetical gain or loss (in accordance with Article 5.) The Capital Accounts of the Members (or of a transferee of a Member) shall thereafter be adjusted to reflect the Member's share of "**book items**" rather than tax items in accordance with Treasury Regulation Sections 1.704-1(b)(2)(iv)(g) and 1.704(b)(4)(i) and subsequent allocations of income, gain, loss and deductions shall be made as necessary so as to take account of the variation between the adjusted tax basis and the fair market value of such property in accordance with Section 704 of the Code.

2.3.4 For purposes of Section 2.3.3, (A) the term "liquidation of the Company" shall mean (1) a termination of the Company effected in accordance with Article 8, but only if the Company ceases to be a going concern and is continued in existence solely to wind-up its affairs, or (2) a termination of the Company pursuant to Section 708(b)(1) of the Code, and (B) the term "liquidation of a Member's interest in the Company" shall mean the termination of the Member's entire interest in the Company effected by a distribution, or a series of distributions, by the Company to the Member.

2.3.5 The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with the Treasury Regulations promulgated under Section 704 of the Code (the "**Regulations**"), and shall be interpreted and applied in a manner consistent with such Regulations. In the event the Manager shall determine that it is prudent to modify the manner in which the Capital Accounts, or any debits or credits thereto, are computed in order to comply with such Regulations, the Manager may make such modification after notifying all other Members in writing of the intent to so modify the Capital Accounts and provided further that no Member objects in writing to such modification within ten (10) days of such notice.

2.4 Manager's Liability for Capital. The Manager shall have no personal liability for the return of any Capital Contributions to the Members or to compensate a negative balance in the Capital Account of any Member existing at any time.

ARTICLE 3

MANAGEMENT

3.1 Management Powers of the Manager.

3.1.1 The management, operation and control of the Company and its day-to-day business and affairs shall vest solely in its Manager. The Manager of the Company shall be Daniyar Chukin. A Manager may be a Member of the Company. No Member will take part in or interfere in any manner with the conduct or control of the business of the Company or have any right or authority to act for or bind the Company except as provided in this Agreement.

3.1.2 The Manager shall have the following necessary and appropriate powers to carry out the purposes of the Company without a majority vote of the Members:

(a) to control the day-to-day business decisions of the Company, including without limitation, purchasing online advertising and media buying; or

(b) to incur or assume any indebtedness for borrowed money or guaranteeing the debt of any Person of up to Ten Thousand Dollars ($10,000) in one or more transactions.

3.1.3 The Manager shall obtain Required Member Consent, to do any other activity other than those actions set forth in Section 3.1.2 above.

3.1.4 The Manager shall use ordinary care and reasonable diligence in carrying out the affairs of the Company. The Manager shall not be liable to the Members for any mistake of judgment, any action or action omitted to be taken in good faith on behalf of the Company or for any loss due to the negligence, fraud or willful misconduct of any employee, broker or agent of the Company who was selected, engaged or employed by the Manager, provided that such employee, broker or agent was selected, engaged or retained by the Manager with reasonable care and in accordance with the terms of this Agreement. The Manager may consult with legal counsel selected by the Company on matters relating to the Company, and any action taken or omitted to be taken by it in good faith in reliance and in accordance with the opinion or advice of such counsel shall be full protection and justification to it with respect to the action taken or omitted to be taken.

3.1.5 The Manager shall carry on, manage and conduct the Company business and shall devote so much of their time thereto as shall be reasonably necessary. The Manager shall not be obligated to devote all of its time and effort to the Company and its affairs.

3.1.6 All deeds, bills of sale, mortgages, leases, contracts of sale, bonds, notes, or other contracts, documents, agreements, instruments, or writings shall bind the Company and be effective for all uses and purposes if signed on behalf of the Company by the Manager, provided such Manager has obtained the prior written consent as set forth above.

3.2 The Members Have No Management Powers.

3.2.1 The Members shall have no voice or participation in the management of the Company business, and no power to bind the Company or to act on behalf of the Company in any manner whatsoever, except as specifically authorized by this Agreement.

3.3 Compensation of the Manager; Reimbursement for Expenses.

3.3.1 The Manager shall receive no compensation for acting as the Manager of the Company.

3.3.2 All costs and expenses actually incurred in connection with the organization of the Company and the ongoing operation or management of the business of the Company shall be borne by the Company.

3.3.3 The Company shall reimburse the Manager for all actual and reasonable out-of-pocket costs and expenses incurred by the Manager in connection with the organization and business of the Company and all such other matters Manager performs for the Company in her capacity as Manager and/or tax matters manager (for purposes of clarification, Manager shall not be left unreimbursed for any expenses incurred in connection with her duties on behalf of the Company).

3.4 Indemnification. The Manager and their agents and affiliates shall be indemnified and held harmless by the Company (but not by any Member except to the extent of their capital contributions) to the fullest extent permitted by law from and against any and all claims, demands, liabilities, costs, damages and causes of action of any nature whatsoever arising out of or in connection with the transactions contemplated by this Agreement or the Manager's management of the Company's affairs; provided, however, that such indemnification shall not apply with respect to liabilities arising out of those acts for which the Manager may be held liable pursuant to Section 3.1.2 of this Agreement. The indemnification authorized by this Section shall include, without limitation, payment of (i) reasonable attorneys' fees or other expenses incurred in connection with settlement or in defense of any legal proceeding and (ii) the removal of any liens affecting the property of the indemnitee. Such attorneys' fees and expenses shall be paid by the Company as they are incurred upon receipt, in each case, of an undertaking by or on behalf of the indemnified person to repay such amounts if it is ultimately determined that such person is not entitled to indemnification with respect thereto. The indemnification rights contained in this section shall be cumulative of, and in addition to, any and all rights, remedies and recourses to which the Manager, their agents and affiliates may be entitled, whether pursuant to the provisions of this Agreement, at law or in equity. Indemnification hereunder shall be made from assets of the Company and no Member shall be personally liable to any indemnitee.

3.5 Members May Engage in Other Activities. Subject to the provisions of subsection 3.5.1 below, (i) the Members and their affiliates shall have the right to engage in any other business (including, but not limited to, acting as a member or manager in any other limited liability company formed for purposes similar to the purposes of the Company), (ii) neither the Company nor any Members shall have any rights or claims as a result of such activities, and (iii) the Members hereby waive any and all rights and claims which they may otherwise have against the other Members and their affiliates as a result of any of such activities.

3.6 Reserves. The Company shall maintain reserves as required by secured lenders, for normal repairs, debt service replacements, working capital, contingencies and other matters which the Manager deems necessary and appropriate in its sole and absolute discretion in an amount determined by the Manager.

3.7 Certain Tax Matters.

3.7.1 The Manager shall engage an accountant to prepare at the expense of the Company all tax returns and statements, if any, which must be filed by or on behalf of the Company.

3.7.2 Daniyar Chukin shall be the "tax matters partner" of the Company as defined in Section 6231(a)(7) of the Code, shall perform all duties imposed by Sections 6222 through 6232 of the Code and shall have the power to take all actions contemplated by such sections. In the event Daniyar Chukin is no longer a Manager, then the tax matters partner shall be selected by Required Member Consent.

3.7.3 The Manager agrees to use its best efforts to meet all requirements of the Code and currently applicable regulations, rulings and other procedures of the Internal Revenue Service to ensure that the Company will be classified for Federal Income tax purposes as a partnership and not as an association taxable as a corporation.

3.8 Meetings. Meetings of the Members shall not be held unless the Manager or a Member, in its sole discretion, decides to call a meeting of the Members for any purpose.

ARTICLE 4

CASH DISTRIBUTIONS

4.1 Net Cash Flow. The time and amount of any distributions shall be determined by the Manager. If the Manager determines that a distribution is appropriate, distributions of Net Cash Flow shall be made in accordance with Section 4.2. Notwithstanding anything contained in this Agreement to the contrary, a Noncontributing Member shall not receive any distributions unless and until such Noncontributing Member's Additional Contribution(s) are paid to the Company in full.

4.1.1 "**Depreciation**" shall mean, with respect to each fiscal year or other period, an amount equal to the depreciation, amortization or other cost recovery deduction allowable with respect to a Company asset for such year or other period, except that, if the gross asset value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such year or other period, Depreciation shall be an amount that bears the same ratio to such beginning gross asset value as the federal income tax depreciation, amortization or other cost recovery deduction for such year or other period bears to such beginning adjusted tax basis; provided, however, that if the federal income tax depreciation, amortization, or other cost recovery deduction for such asset for such year is zero, Depreciation shall be determined with reference to such beginning gross asset value using any reasonable method selected by the Manager.

4.1.2 "**Net Cash Flow**" shall mean the Net Profit and Net Loss of the Company, plus Depreciation and other noncash charges deducted in determining such Net Profit and Net Loss, minus principal payments on all debt, and any other cash expenditures which have not been deducted in determining the Net Profit or Net Loss of the Company, and minus any amount reasonably determined by the Manager to be necessary to maintain sufficient working capital and reasonable reserves for replacements. The Net Cash Flow for the Company shall be determined separately for each fiscal year and not cumulatively and, and as so determined, Net Cash Flow shall be distributed in the sole discretion of the Manager.

4.1.3 "**Net Profit**" or "**Net Loss**" shall mean the net income or net loss of the Company as determined for federal income tax purposes by the accountant serving the Company, including, without limitation, each item of Company income, gain, loss, deduction, tax preference and credit, all as such terms are used in the Code.

4.2 Allocation of Net Cash Flow.

4.2.1 Net Cash Flow distributable in accordance with Section 4.1 shall be distributed to the Members in proportion to their Membership Interests.

4.2.2 In the event of a sale of all or substantially all of the Property or a refinancing thereof, distributions of Net Cash Flow shall be distributed to the Members, pro rata, in proportion to their respective Membership Interests.

ARTICLE 5

ALLOCATION OF TAXES; SPECIAL ALLOCATIONS

5.1 **Allocation of Net Profit and Net Loss Other Than from a Sale or Liquidation**. Except as otherwise provided in Section 5.2 and Section 5.3 hereof, Net Profit and Net Loss for each fiscal year shall be allocated among the Members in proportion to their Membership Interests, after first taking into account any and all distributions in accordance with and pursuant to Article 4. As an alternative, an allocation could be made that has substantial economic effect under the safe harbor provisions (IRC Sec. 704(b)(2); Reg. 1.704-1(b)(1)(i) and (2)). The safe harbor test has two components. First, the economic allocations must have economic effect, and the tax allocations corresponding to the economic allocations must be made in the manner that is most consistent with the economic allocations. Second, both the tax and economic allocations must be substantial.

5.2 **Allocation of Net Profit and Net Loss from a Sale or Liquidation**. For any year in which there occurs a sale or a liquidation pursuant to Section 8.2 hereof, Net Profit and Net Loss with respect to or resulting from such sale or liquidation shall be allocated as follows:

5.2.1 if the Company realizes items of income or gain for Federal income tax purposes (hereinafter collectively referred to as "**Gain**") upon such sale or liquidation, all such Gain shall be allocated as follows:

(a) First, if any Member has a negative balance in his or its Capital Account (after increasing such Member's Capital Account balance by such Member's share of "Company minimum gain" (as defined in Section 5.3.3 hereof)), then an amount of such Gain equal to the aggregate of such negative balances of all such Members shall be allocated among such Members in the proportion that the negative balance in each such Member's Capital Account (as so increased) bears to the aggregate negative balances in all such Members' Capital Accounts (as so increased); and

(b) Thereafter, the balance to the Members in proportion to their Membership Interests.

5.2.2 If the Company realizes items of loss or deduction (herein collectively referred to as a "**Loss**") upon such sale or liquidation, such Loss shall be allocated to the Members as follows:

(a) First, if any Member has a positive balance in his or its Capital Account, then an amount of Loss equal to the aggregate of such positive balances of all such Members' Capital Accounts shall be allocated among such Members in the same proportion that the positive balance in each such Member's Capital Account bears to the aggregate positive balances in all such Members' Capital Accounts; and

(b) Thereafter, the balance to the Members in proportion to their Membership Interests.

5.3 **Regulatory Allocations.**

5.3.1 Notwithstanding any other provision of this Agreement, Net Loss (or items of deduction as computed for book purposes) shall not be allocated to a Member to the extent that the Member has or would have, as a result of such allocation, an Adjusted Capital Account Deficit. As used herein, a Member's "**Adjusted Capital Account Deficit**" shall mean and refer to such Member's Capital Account, increased by any amounts which such Member is obligated to restore pursuant to the terms of this Agreement or is deemed to be obligated to restore pursuant to the penultimate sentences of Regulation § 1.704-2(g)(1) and § 1.704-2(i)(5), and reduced by any adjustments, allocations or distributions described in Regulation § 1.704-1(b)(2)(ii)(d)(4), (5) or (6). Any Net Loss (or items of deduction as computed for book purposes) which otherwise would be allocated to a Member, but which cannot be allocated to such Member because of the application of the immediately preceding sentence, shall instead be allocated to the other Members, in accordance with their respective Membership Interests, subject to the limitation imposed by the immediately preceding sentence.

5.3.2 In order to comply with the "qualified income offset" requirement of the Regulations under Code Section 704(b), and notwithstanding any other provision of this Agreement to the contrary, except Section 5.3.3, if a Member for any reason (whether or not expected) has an Adjusted Capital Account Deficit, items of Net Profit (consisting of a pro-rata portion of the items thereof) shall be allocated to such Member in an amount and manner sufficient to eliminate as quickly as possible the Adjusted Capital Account Deficit.

5.3.3 In order to comply with the "minimum gain chargeback" requirements of Regulation § 1.704-2(f)(1) and § 1.704-2(i)(4), and notwithstanding any other provision of this Agreement to the contrary, in the event there is a net decrease in a Member's share of "**Company minimum gain**" (as defined in Regulation § 1.704-2(d)(1)) during a Company taxable year, such Member shall be allocated items of income and gain for that year (and if necessary, for other years) as required by and in accordance with Regulation § 1.704-2(f)(1) before any other allocation is made.

5.3.4 The allocations set forth in Section 5.3 (the "**Regulatory Allocations**") shall be taken into account in allocating items of income, gain, loss and deduction among the Members so that, to the extent possible, the net amount of such allocations of such items and the Regulatory Allocations to each Member shall be equal to the net amount that would have been allocated to each such Member if the Regulatory Allocations had not occurred.

5.4 **Tax Allocations**.

5.4.1 In the event of a Transfer of an interest in the Company, then, unless otherwise determined by the Manager, Net Profit or Net Loss and distributions for such year shall be allocated among the Members for the periods before and after the effective date of the Transfer based on an interim closing of the books. For purposes of this Section 5.4, a Transfer shall be effective (1) on the last day of the calendar month immediately preceding the calendar month in which the Transfer occurred, if the Transfer occurred on or before the 15th day of such calendar month, or (2) on the last day of the calendar month in which the Transfer occurred, if the Transfer occurred after the 15th day of such calendar month. For purposes of this section, "**Transfer**" shall mean any sale, transfer, gift, assignment, other disposition, pledge or grant of a security interest, by operation of law or otherwise, in or of an interest in the Company or of rights under this Agreement, excluding, however, any grant of such a security interest in favor of the Company.

5.4.2 Except as otherwise provided in Section 5.4.3, all items of Company income, gain, deduction and loss shall be allocated among the Members in the same proportion as they share in Net Profit and Net Loss to which such items relate.

5.4.3 Income, gain, loss and deductions of the Company shall, solely for income tax purposes, be allocated between the Members in accordance with Section 704(c) of the Code, so as to take account of any difference between the adjusted basis of the assets of the Company for federal income tax purposes and their respective gross asset values, and otherwise shall be allocated in the same manner as the related book items were allocated under Sections 5.1, 5.2 and 5.3 hereof. Any allocations required by Section 704(c) of the Code shall be effectuated using the traditional method described in Treasury Regulation § 1.704-3(b)(1).

ARTICLE 6

BOOKS, RECORDS, REPORTS AND ACCOUNTS

6.1 Books and Records. At all times during the continuance of the Company, the Manager shall keep or cause to be kept full and true books of account, in which shall be entered fully and accurately each transaction of the Company. The Company shall keep its books and records on the same method of accounting employed for tax purposes. The fiscal year of the Company shall be the calendar year. The Manager shall also cause to be prepared and filed all Federal, state and local tax returns required of the Company.

6.2 Retention of Books and Records.

6.2.1 The Company shall continuously maintain at its principal place of business:

(A) A current list of the full name and last known business or residence address of each Member together with the contribution and the share in profits and losses of each Member;

(B) A copy of the Certificate of Formation of the Company and all certificates of amendments thereto, together with executed copies of any powers of attorney pursuant to which any such certificate has been executed;

(C) Copies of the Company's Federal, state and local income tax or information returns and reports, if any, for the six most recent taxable years;

(D) Copies of this Agreement and all amendments thereto;

(E) The Company's books and records for at least the current and past three fiscal years; and

(F) Such additional books and records as are necessary for the operation of the Company.

6.2.2 Any records maintained by the Company in the regular course of its business may be kept on, or be in the form of, optical and/or magnetic media, photographs, or any other information storage device, provided that the records so kept can be converted into clearly legible written form within a reasonable period of time.

6.3 Members' Rights Regarding Books, Records, and Tax Information.

6.3.1 Each Member has the right upon reasonable request:

(A) To inspect and copy during normal business hours, at the Member's expense, any of the Company's records required to be kept by the Company.

(B) To obtain a copy of the Company's Federal, state, and local income tax or information returns for each year.

6.3.2 The Manager shall send to each Member within ninety (90) days after the end of each taxable year such information as is necessary for each Member to complete Federal and state income tax or information returns.

6.3.3 The Member and the Member's representatives shall not divulge to any other Person any confidential or proprietary data, information or property or any trade secrets of the Company discovered in any inspection of the Company's books and records except as required by law or by lenders. As used in this Agreement, "**Person**" shall mean any natural person, corporation, partnership, joint venture, trust, incorporated organization, limited liability company, or other form of business or legal entity or governmental authority.

6.4 Bank Accounts. The Company shall establish and maintain accounts in financial institutions (including, without limitation, national or state banks, trust companies, or savings and loan institutions) in such amounts as the Manager may deem necessary from time to time. The funds of the Company shall be deposited in such accounts and shall not be commingled with the funds of the Manager or any affiliates thereof.

6.5 Election under Section 754 of the Code. The Manager may, in its discretion, cause the Company to make an election for federal income tax purposes to the extent permitted by applicable law and regulations, as follows: (A) in the event of a transfer of a Member's interest, or upon the death of a Member, or in the event of the distribution of Company property to any party hereto, the Company may (but need not necessarily) file an election, in accordance with Section 754 of the Code to cause the basis of the Company Property to be adjusted for Federal income tax purposes, as provided by Sections 734 and 743 of the Code.; and (B) other elections, if any, permitted to be made by the Company, as the Manager shall determine, in consultation with the Company's accountant.

ARTICLE 7

ASSIGNABILITY OR TRANSFER OF COMPANY INTERESTS

7.1 Sale, Transfer or Assignment of Membership Interests.

7.1.1 The interest of a Member, whether of record or beneficial, shall not be assigned, conveyed, sold, encumbered, pledged or otherwise transferred or disposed of without the written consent of the Manager with Required Member Consent, which consent may be withheld or delayed in their sole discretion.

7.1.2 An assignee or transferee of any portion of the interest of the Member shall be entitled to receive allocations and distributions attributable to the interest acquired by reason of such assignment from and after the effective date of the assignment of such interest to such assignee; however, anything herein to the contrary notwithstanding, the Company and the Manager shall be entitled to treat the assignor of such interest as the Member and absolute owner of the assigned interest in all respects, and shall incur no liability for allocations of net income, net losses, or gain or loss on sale of Company property, or transmittal of reports and notices required to be given to Members hereunder which are made in good faith to such assignor until such time as the written assignment has been received by the Company, approved and recorded on its books and the effective date of the assignment has passed. Provided that the Company has actual notice of any assignment of the interest of the Member, the effective date of such assignment on which the assignee shall be deemed an assignee of record shall be the date set forth on the written instrument of assignment.

7.1.3 (a) Except as specified to the contrary in this Agreement, each proposed transferee of a Membership Interest shall be an "accredited investor" and shall otherwise comply with the membership requirements of Members.

(b) Disability of a Member. Upon the Disability of a Member, the other Members shall have the pro rata right, but not the obligation, to purchase the Membership Interests of the Disabled Member at a price agreed upon between the such Member (or, as the case may be, Disabled Member's heirs, executors or administrators) and the other Members. In the event no such purchase price can be agreed upon, such price shall be determined by appraisal by an independent appraiser agreed upon by such parties. In the event such parties cannot agree on an independent appraiser, each shall select an independent appraiser who shall, together, select a third independent appraiser who shall conduct the appraisal. Any appraisal made pursuant to this Section shall be binding on all parties. The closing for such purchase shall take place within 45 days after the determination of the purchase price pursuant to this Section. The purchase of said Membership Interests may be made pursuant to an 2% interest promissory note repaid over a period of up to five (5) years. **"Disability"** shall mean a Member's death, incompetence, bankruptcy, cessation of business, or being Permanent Disabled. A Member shall be deemed **"Permanently Disabled"** if he has a mental or physical condition which has prevented or, in the opinion of a physician designated by the Manager (or majority Member consent if the Manager's "disability" is in question), will prevent the Member for a period of more than ninety (90) consecutive days after its onset from performing his/her duties on a full time basis as an employee, officer, Manager or director of the Company. A Member will also be deemed "Permanently Disabled" if he or she has been unable to perform such duties for more than ninety (90) days of any one hundred and eighty (180) consecutive days. Each Member agrees to submit to an examination by such physician upon the request of the Manager (or majority Member consent if the Manager's "disability" is in question).

7.1.4 (1) Upon such transferee's compliance with the foregoing provisions, the Manager shall take all actions reasonably required to effectuate the recognition of the effectiveness of such transfer and the admission of such transferee to the Company as a substituted Member including, but not limited to, transferring such interest in and to the Company, its capital, profits and losses upon the books thereof and executing, acknowledging and causing to be filed any necessary or desirable amendment to this Agreement and the other organizational documents of the Company.

(2) The Manager without Required Member Consent may not consent to the admission of any such assignee as a substituted Member or to the transfer all or any part of his/her/its Membership Interest if, in the sole and absolute discretion of the Manager or such Member(s) (as the case may be), such admission or transfer:

(i) would jeopardize the status of the Company as a partnership for Federal income tax purposes;

(ii) would cause a termination of the Company within the meaning of Section 708(b) of the Code; or

(iii) would violate, or cause the Company to violate, any applicable law or governmental rule or regulation or otherwise impact the tax treatment and or "minority owned" status of the Company.

(3) No assignment to a resident or non-resident alien, institutional lender, minor or incompetent shall be effective in any respect.

7.1.5 Any assignment, sale, exchange, transfer or other disposition in contravention of any of the provisions of this Article 7 hereof shall be void and ineffective and shall not bind or be recognized by the Company.

7.2 <u>Admission of Substituted Members; Death or Incapacity; Further Conditions</u>.

7.2.1 No Person may be admitted as an additional or substitute Member without the approval of the Manager and the Required Member Consent. No assignment or transfer of all or any part of the interest of a Member permitted to be made under this Agreement shall be binding upon the Company unless and until a duplicate original of such assignment or instrument of transfer, duly executed and acknowledged by the assignor and the transferee, has been delivered to the Company.

7.2.2 As a condition to the admission of any substituted Member, as provided in this Article, the Person so to be admitted shall execute and acknowledge such instruments, in form and substance reasonable satisfactory to the Manager, as the Manager may deem necessary or desirable to effectuate such admission and to confirm the agreement of the Person to be admitted as such Member to be bound by all of the covenants, terms and conditions of this Agreement, as the same may have been amended.

7.2.3 Any Person to be admitted as a Member pursuant to the provisions of this Agreement shall, as a condition to such admission as a Member, pay all reasonable expenses in connection with such admission as a Member, including, but not limited to, the cost of the preparation, filing and publication of any amendment to this Agreement and/or the Certificate of Formation of the Company which the Manager deems necessary or desirable in connection with such admission.

7.2.4 In the event of the death, dissolution, adjudication of incompetency, or bankruptcy of a Member, the legal representative of such Member, or the successor in interest of such Member, shall succeed only to the right of such Member to receive allocations and distributions hereunder, and may be admitted to the Company as a Member in the place and stead of the deceased, dissolved, incompetent, or bankrupt Member in accordance with this Article 7 upon the consent of the Manager (except as otherwise expressly provided for above), which consent may be withheld or delayed, but shall not be deemed to be a substituted Member unless so admitted.

7.2.5 Notwithstanding anything to the contrary contained in this Agreement, no sale or exchange of an interest in the Company may be made if, in the sole and absolute discretion of the Manager, such admission or transfer: (i) would jeopardize the status of the Company as a partnership for Federal income tax purposes; (ii) would cause a termination of the Company within the meaning of Section 708(b) of the Code; or (iii) would violate, or cause the Company to violate, any applicable law or governmental rule or regulation or otherwise impact the tax treatment of the Company.

7.2.6 Right of First Refusal. Subject to the provisions of Section 7 above, a Member who desires to sell or otherwise transfer its Membership Interest ("**Offering Member**"), shall give written notification of the Proposed Transfer, to each of the remaining Members (collectively, "**Remaining Members**") and to the Company of such Offering Member's intention to sell its Membership Interest, and each Remaining Member shall thereupon have the right of first refusal to purchase a proportionate share of the Membership Interest of the Offering Member (the proportion to be based on the Remaining Member's percentage of Membership Interest in relation to the aggregate of all of the Remaining Members' percentage of Membership Interests, such proportionate amount with respect to each Remaining Member, the "**Proportionate Offered Interest**"), upon such terms and conditions as were set forth in the notification of Proposed Transfer. Each Remaining Member's right of first refusal must be exercised in writing to all of the other Members and the Company within thirty (30) days after its receipt of the Offering Member's written notification of a Proposed Transfer. In the event that a Remaining Member exercises its right of first refusal and any Remaining Member does not, prior to the expiration of such thirty (30) day period, exercise its right of first refusal to purchase its Proportionate Offered Interest, then the other Remaining Member(s) shall have an additional fifteen (15) days to purchase such Proportionate Offered Interest, by giving written notice thereof to the other Members and the Company. The failure by the Remaining Members to exercise their rights of first refusal so as to purchase all of the Membership Interests of the Offering Member, in response to a notification of Proposed Transfer, within such thirty (30) days (plus any applicable fifteen (15)-day period), shall result in the forfeiture and termination of the Remaining Members' right of first refusal with respect to such Proposed Transfer, and upon such failure the Offering Member shall be free to sell its entire Membership Interest, subject to Section 7, provided such sale takes place within ninety (90) days of the notification of Proposed Transfer, and on substantially the same terms as set forth in the notification of Proposed Transfer. Should any Remaining Member or Remaining Members desire to exercise their right of first refusal on the terms set forth in the written notification of Proposed Transfer, then the time, place and date of closing of the purchase shall be as designated in a written notice of exercise given by the Remaining Member(s) purchasing all such Membership Interest; provided, that the date of such closing shall be not more than 90 days following the date of the sending of such written notification of Proposed Transfer.

7.3 Pre-emptive Right. In the event that at any time after the date of this Agreement the Company proposes to issue additional Membership Interests or change any percentage interest based upon any additional Capital Contributions, the Manager shall send a notice (the "**Additional Membership Interests Notice**") to each Member, setting forth in reasonable detail the material terms of such proposed issuance or additional Capital Contribution. Each Member shall be entitled to purchase the number of additional Membership Interests, or make the additional Capital Contribution, necessary to maintain the Member's respective relative Membership Interests following such issuance, on substantially the same terms set forth in the Additional Membership Interests Notice by notice to the Manager within thirty (30) days of the delivery of the Additional Membership Interests Notice and upon subsequent payment of the price for such additional Membership Interests or the additional Capital Contribution (the "**Pre-emptive Right**"). This Section 7.3 shall not apply to (a) an acquisition of assets or a company approved by the Manager, (b) the issuance of additional Membership Interests to any employees, consultants, or officers, including, without limitation, upon the exercise of any options, or (c) in the Company's initial public offering. As used herein, "Person" shall mean any natural person or any corporation, company, governmental authority, limited liability company, partnership, trust, estate, association, unincorporated association, custodian, nominee, or any other individual entity or organization in its own or any representative capacity, or other entity.

7.4 Tag Along Rights.

(a) If at any time a Member or group of Members holding a majority of the outstanding Membership Interests (or Manager transferring control of the Company) (a "**Tag Along Seller**") shall enter into an agreement with any Person to dispose of a majority of the outstanding Membership Interests after complying with Section 7.3, above, (a "**Tag Along Sale**"), then the Tag Along Seller shall afford the other Members the right to participate in such transaction in accordance with the terms of this Section 7.4 (the "**Tag Along Right**").

(b) The Tag Along Seller shall cause the Person or group of Persons proposing to purchase his Membership Interest in the Tag Along Sale to offer, in writing to the other Members, to purchase a portion of the Membership Interests of the Company held by such other Members pro rata with the portion of the Membership Interests that the Tag Along Seller desires to sell for the same consideration per Membership Interest, and on the same terms and conditions, as the consideration per Membership Interest and the terms and conditions applicable to the sale of the Tag Along Seller's Membership Interest included in such Tag Along Sale. The Tag Along Seller shall use its reasonable commercial efforts to cause such offer to be delivered at least thirty (30) days prior to the proposed date of transfer, and in no event shall such offer be made later than twenty-one (21) days prior to such proposed date of transfer.

(c) The other Members may elect to participate in the Tag Along Sale by providing written notice to the Person or group of Persons proposing to purchase Membership Interests in the Tag Along Sale with a copy to the Tag Along Seller, no less than seven (7) days prior to the proposed date of transfer as set forth in the notice of the proposed Tag Along Sale. Such written notice by the other Members shall constitute their respective binding agreement to sell such number of Membership Interests for the same consideration per Membership Interest and on the same terms and conditions as are applicable to the Tag Along Sale of the Membership Interests by the Tag Along Seller and the binding obligation of the Person or group of Persons proposing to purchase such Membership Interests in the Tag Along Sale to purchase such Membership Interests held by such other Members. If such notice is not given prior to the seven (7) day period specified above, then the Tag Along Sale may be consummated without any participation by such other Members.

7.5 Drag Along. Notwithstanding anything to the contrary in this Agreement, if the Manager receives a bona fide offer from a third party to purchase all of the issued and outstanding Membership Interests of the Company, which offer provides that all Members shall receive the same per Membership Interest consideration for selling their Membership Interests (including Membership Interests for which securities are exercisable or exchangeable for or convertible into Membership Interests (or would be exercisable, exchangeable or convertible immediately prior to the consummation of the transaction contemplated by the offer)) to the third-party offeror, and the Manager desire to cause the Members to accept such third-party offer, then the Manager shall give each Member a notice describing the offer and the terms thereof in reasonable detail (including, without limitation, the approximate closing date of the purchase and sale contemplated by such offer), and upon receipt of such notice each Member shall be deemed to have accepted such third-party offer, and all Members shall sell their Membership Interests to the third-party offeror pursuant to the terms of the offer (the "**Drag Along Right**"). A third-party offer shall not be deemed not to provide that all Members shall receive the same per Membership Interest consideration for selling their Membership Interests to the third-party offeror solely by virtue of the fact that one or more Members shall receive any consideration pursuant to or in connection with any consulting or employment arrangement in or in connection with, or following, the sale pursuant to the third-party offer while other Members shall not receive any such consideration.

7.6 Transfers to Other Members. Notwithstanding anything to the contrary herein, any Member may, without the prior written consent of the Manager or being subject to the Pre-emptive Right, Tag Along Right or Drag Along Right, transfer its, his or her Membership Interests to another Member; provided that except as otherwise provided in this Agreement, no Member shall transfer any of such Member's Membership Interests if such transfer would (i) violate the then applicable federal or state securities laws or rules, (ii) subject the Company to entity-taxation for state or federal income tax purposes, or (iii) affect the Company's existence or qualification as a limited liability company under the Act. The Company may require such Member to first deliver to the Company an opinion of counsel, which opinion of counsel shall be reasonably satisfactory to the Company, to the effect that the transfer does not violate these conditions and that such transfer is not required to be registered under the Securities Act.

7.7 Transfer Upon Death or Incapacity. If a Member who is an individual dies or a court of competent jurisdiction adjudges such Member to be incompetent to manage such Member's person or property, the Member's executor, administrator, guardian, conservator, or other legal representative, as the case may be, may exercise all of the Member's rights for the purpose of settling the Member's estate or administering the Member's property.

7.8 Reversion of Membership Interests to Company. No restrictions on transfer shall apply to a reversion of Membership Interests back to the Company in accordance with a separate agreement between the Company and a Member.

ARTICLE 8

DISSOLUTION, LIQUIDATION AND TERMINATION OF THE COMPANY

8.1 Dissolution. The Company shall be dissolved upon the happening of the first of the following to occur:

(a) On the date approved by by the written consent of the Members holding at least 66-2/3% of the Membership Interests entitled to vote thereon;

(b) Upon the death, Bankruptcy, court declaration or incompetence with respect to, or dissolution of, a Member, unless within one hundred of eighty (180) days after the event there is one (1) or more remaining Members holding a majority of the Membership Interests and such Members agree to continue the business of the Company;

(c) Upon the occurrence of any other event other than one specified in this Section 8.1 which, under the Act or otherwise provided by law, causes a dissolution and termination of the Company.

8.2 Liquidation.

8.2.1 Upon the dissolution of the Company as provided in Section 8.1, the Company shall be liquidated as hereinafter set forth. The Manager, or if there is no Manager, such Person as the Members holding a majority of the Membership Interests may designate, shall act as liquidator of the Company (in either case, the "**Liquidator**"). The Liquidator shall have unlimited discretion to determine the time, manner and terms of any sale of all property, whether real or personal, assets or rights owned or held by or on behalf of the Company (collectively, "**Property**") having due regard to the activity and condition of the relevant market and general financial and economic conditions. The Liquidator shall distribute any proceeds received from the disposition of the Property and any other assets of the Company in accordance with the provisions of Article 4.

8.2.2 If any Member shall be indebted to the Company, then until payment of such amount by him, the Liquidator shall retain such Member's distributive share of Property and apply the same to the liquidation of such indebtedness.

8.2.3 The Liquidator shall comply with all requirements of the Act and other applicable law pertaining to the winding up of a limited liability company, following which the Company shall stand liquidated and terminated.

8.3 Termination. The Company shall not terminate until all Company Property shall have been disposed of and the Company's assets, after payment of or due provisions for liabilities to the Company's creditors, shall have been distributed among the Members as provided in this Agreement and until the Articles shall have been cancelled. Notwithstanding the dissolution of the Company, prior to the termination of the Company as aforesaid, the business of the Company and the affairs of the Members, as such, shall continue to be governed by this Agreement.

8.4 Reconstitution. Nothing contained in this Agreement shall impair, restrict or limit the rights and powers of the Members under the laws of the State of New York and any other jurisdiction in which the Company is doing business to reform and reconstitute themselves as a limited liability company following dissolution of the Company either under provisions identical to those set forth herein or any others which they may deem appropriate.

8.5 Cancellation of the Certificate of Formation. Upon the completion of the distribution of Company assets as provided in this Article 8 and the termination of the Company, the Liquidator shall cause the Certificate of Formation of the Company to be cancelled.

ARTICLE 9

FURTHER DOCUMENTS

Execution by Members. At any time, upon the request of the Manager, each Member shall execute, acknowledge and swear to any certificate required by the Act, any amendment to or cancellation thereof required by law, and any certificate or affidavit of fictitious firm name, trade name or the like (and any amendments or cancellations thereof) required by law to carry out the purposes of, and which are consistent with, the purposes of this Agreement; and the Manager shall cause to be filed of record all such certificates and instruments as shall be required so to be filed.

ARTICLE 10

REPRESENTATIONS AND WARRANTIES

10.1 Representations and Warranties of the Members. The Members and any substitute or additional Members prior to admittance to the Company in accordance with Section 7.1 shall, represent, warrant and acknowledges to the Company as follows:

10.1.1 Execution, Delivery and Performance. Such Member has full right, power and authority to execute and deliver this Agreement and to perform its obligations hereunder and this Agreement has been duly authorized, executed and delivered by it and is valid, binding and enforceable against it in accordance with its terms.

10.1.2 No Conflicts. None of the execution, delivery and performance of this Agreement by such Member will conflict with, or result in a breach of any terms or provisions of, or constitute a default under, any material contract, agreement or instrument to which such Member is a party or by which such Member is bound.

10.2 Investment Representations.

10.2.1 Each Member that is not a Manager nor an employee understands that the offering and sale of Membership Interests is intended to be exempt from registration under the Securities Act of 1933, as amended (the "**Securities Act**"), by virtue of the provisions of Section 4(2) of the Securities Act and Regulation D adopted thereunder ("**Regulation D**"). Each such Member is acquiring its Membership Interests solely for purposes of investment and with no present intention to distribute such Membership Interests. Each Member who is not a Manager is an "**accredited investor**," as defined in Rule 501 of Regulation D and it has such knowledge and experience in financial and business affairs as to be capable of evaluating the merits and risks of an investment in the Company pursuant to the terms of this Agreement.

10.2.2 **EACH MEMBER WHO IS NOT A MANAGER NOR AN EMPLOYEE UNDERSTANDS THAT (I) THE PURCHASE OF MEMBERSHIP INTERESTS IS A SPECULATIVE INVESTMENT WHICH INVOLVES A HIGH DEGREE OF RISK OF LOSS OF SUCH INVESTOR'S INVESTMENT THEREIN, (II) THERE ARE SUBSTANTIAL RESTRICTIONS ON THE TRANSFERABILITY OF MEMBERSHIP INTERESTS UNDER THE TERMS OF THIS AGREEMENT AND THE PROVISIONS OF THE SECURITIES ACT AND (III) FOR AN INDEFINITE PERIOD FOLLOWING THE DATE HEREOF THERE WILL BE NO PUBLIC MARKET FOR THE MEMBERSHIP INTERESTS AND, ACCORDINGLY, IT MAY NOT BE POSSIBLE TO LIQUIDATE ITS INVESTMENT IN THE COMPANY IN CASE OF EMERGENCY OR OTHERWISE.**

10.2.3 Nothing in this Agreement shall be construed as creating an obligation on the part of the Manager or any Member or an expectation on the part of the Manager or any Member to offer the other Members an opportunity to participate or invest, directly or indirectly, in any other business deal, partnership, joint venture or any other business relationship.

10.3. Access to Information; Reliance. Each Member has been provided an opportunity to ask questions of, and has received answers thereto satisfactory to it from, the Company and its representatives concerning the Company and such Member's investment therein, and such Member has been provided with such information as it has requested from the Company concerning the same. Each Member is relying on no representations or warranties concerning the Interests or the Company except those set forth in this Agreement. Each Member has sought independent legal, investment and tax advice to the extent that it has deemed necessary or appropriate in connection with its decision to invest in the Company.

10.4. Member Information. The information and responses concerning such Member who is not a Manager nor employee set forth in the Member Questionnaire attached hereto as Exhibit B is true and correct as of the date hereof. Such Member shall promptly notify the Company and provide the Company with corrected information should any of such Member information cease to be correct following the date hereof.

10.5 Representations and Warranties of the Company. The Company represents and warrants to each of the Members as follows:

10.5.1 Execution, Delivery and Performance. The Company has the corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. This

Agreement has been duly authorized, executed and delivered by the Company and is valid, binding and enforceable against the Company in accordance with its terms.

10.5.2 No Conflicts. None of the execution, delivery and performance of this Agreement by the Company will conflict with the Company's governing documents or result in a breach of any terms or provisions of, or constitute a default under, any material contract, agreement or instrument to which the Company is a party or by which the Company is bound.

ARTICLE 11

MISCELLANEOUS

11.1 Amendments. This Agreement may be amended, and any waiver, change, modification, consent or discharge shall be effective, only by the written agreement of the Manager and all of the Members.

11.2 Choice of Law. This Agreement shall be governed any construed in accordance with the laws of the State of New York, applicable to agreements made and to be performed entirely within such State, without regard to principles of conflict of laws.

11.3 Arbitration. Except as set forth elsewhere in this Agreement to the contrary, any dispute, controversy or claim by and among any or all of the Members relating to this Agreement shall be shall be resolved through a confidential, final, binding, and non-appealable arbitration in New York, New York under the rules of the American Arbitration Association (the "**AAA**") in effect from time to time (with right to engage in pre-hearing discovery in connection with such arbitration proceedings if approved by the arbitrator). A single arbitrator shall be appointed by agreement between the parties or, failing such agreement, by the AAA. The arbitrator may grant any remedy that he or she deems just and equitable within the scope of this Agreement. The award of the arbitrator shall be final and binding and judgment thereon may be entered in any court having jurisdiction. The costs and expenses (including reasonable attorney's fees) of the prevailing party shall be borne and paid by the part(ies) that the arbitrator determines are the non-prevailing part(ies).

11.4 Notices. Any notice or other communication required or which may be given pursuant to this Agreement shall be in writing and shall be delivered personally, by overnight courier, sent by facsimile or email with confirmation thereof, or sent by USPS priority or express mail, postage prepaid, to the relevant address set forth for in the heading to this Agreement if to the Company and such Member's address on Exhibit A if to a Member. Any such notice or communication shall be deemed given when so delivered personally, faxed, or if mailed or sent by overnight courier, on the earlier of the date of receipt or two days after the date of mailing or sending.

11.5 Entire Agreement. This Agreement contains the entire understanding of the parties and supersedes and merges all prior and contemporaneous agreements and discussions between the parties. Any and all representations or agreements by any agent or representative of either party not contained in this Agreement shall be null, void and of no effect. This Agreement may not be changed in any way, except as provided in Section 11.1 of this Agreement.

11.6 Severability. In the event any provision hereof, or the application thereof in any circumstances, is held to be invalid, illegal or unenforceable by a final or unappealable order, decree or judgment of any court, the provision in question shall be deemed replaced with a valid and enforceable provision most closely reflecting the intent and purpose of the original provision within the jurisdiction of such court and the Agreement shall otherwise remain in full force and effect in such jurisdiction and in its entirety in other jurisdictions.

11.7 Binding Agreement. This Agreement shall be binding upon the parties and shall inure to the benefit of the undersigned parties and, except to the extent provided herein, to their respective heirs, executors, personal representatives, successors and lawful permitted assigns. Any reference in this instrument to any party or Member is made, such reference shall be deemed to include a reference to the successors and assigns of such party or Member.

11.8 Waiver of Action for Partition. Each of the parties to this Agreement irrevocably waives and forfeits during the term of the Company any and all right that it may have to institute or maintain any action for partition with respect to any property of the Company.

11.9 Terminology. All personal pronouns used in this Agreement, whether used in the masculine, feminine or neuter gender, shall include all other genders, and the singular shall include the plural, and vice versa, as the context may require.

11.10 Captions. The captions of this Agreement are for convenience and reference only and in no way define, limit or describe the scope or intent of this Agreement nor affect it in any way.

11.11 Counterparts. This Agreement may be executed in several counterparts (and is enforceable if and when executed and delivered by facsimile, email and/or electronic transmission), each of which will be deemed to be an original, and all of which, when taken together, will constitute one and the same instrument.

11.12 Special Power of Attorney and Consent and Appointment of Manager. Each Member, by his, her or its execution hereof, hereby irrevocably consents to and makes, constitutes and appoints each Manager as his or its true and lawful attorney-in-fact, with power and authority individually in his or its name, place and stead, to make, execute, sign, acknowledge and file on behalf of each of them and on behalf of the Company: (a) such amended certificates that may be required to be filed with the Secretary of State from time to time as may be required or permitted pursuant to the provisions of this Agreement or by law; (b) all papers which may be deemed necessary or desirable by the Manager to effect the termination of the Company after its dissolution as provided in this Agreement; and (c) all such other instruments, documents and certificates which may from time to time be required or permitted by the laws of any state, the United States of America, or any political subdivision or agency thereof, to effectuate, implement, continue and defend the valid and subsisting existence, rights and property of the Company as a limited liability company and its power to carry out its purposes as set forth in this Agreement. The foregoing appointment: (X) is irrevocable and shall be deemed to be a power coupled with an interest in recognition of the fact that each of the Members will be relying upon the power of each of the Manager to act as contemplated by this Agreement in such execution, acknowledgment and filing and such other actions by the Manager on behalf of each Member; (Y) shall survive the death, incapacity, dissolution or bankruptcy of any of the Members granting the same and the Transfer, by operation of law or otherwise (as permitted in this Agreement), by any such granting Member of the whole or any part of his or its interest in and to the Company, its capital, profits or losses hereunder; and (Z) may be exercised by each Manager on behalf of the Members by a facsimile signature of such Manager or by listing all of the Members executing any i[1]nstrument with a single signature of a Manager, as attorney-in-fact for all of them.

Each Member hereby agrees to execute, acknowledge and deliver to the Manager, promptly upon request therefor by the Manager, a power of attorney in recordable form satisfactory to the Manager evidencing the foregoing appointment.

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Exhibit B

NON-MANAGER/NON-EMPLOYEE MEMBER QUESTIONNAIRE

The "**Company**": **NORR ORGANIC LLC**

Part I: Member Information

Name:________________________________ Fax No.:______________________________

Address:______________________________ Telephone No.:________________________

______________________________________ Attention:______________________________

U.S. Taxpayer Identification No. (Social Security No.):______________________________

Part II: Accredited Investor Determination

Instructions: Check all boxes below which correctly describe you.

☐ You are (i) a bank, as defined in Section 3(a)(2) of the Securities Act of 1933, as amended (the "**Securities Act**"), (ii) a savings and loan association or other institution, as defined in Section 3(a)(5)(A) of the Securities Act, whether acting in an individual or fiduciary capacity, (iii) a broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), (iv) an insurance company as defined in Section 2(13) of the Securities Act, (v) an investment company registered under the Investment Company Act of 1940, as amended (the "**Investment Company Act**"), (vi) a business development company as defined in Section 2(a)(48) of the Investment Company Act, (vii) a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301 (c) or (d) of the Small Business Investment Act of 1958, as amended, (viii) a plan established and maintained by a state, its political subdivisions, or an agency or instrumentality of a state or its political subdivisions, for the benefit of its employees and you have total assets in excess of $5,000,000, or (ix) an employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974, as amended ("**ERISA**") and (1) the decision that you shall invest in the Company is made by a plan fiduciary, as defined in Section 3(21) of ERISA, which is either a bank, savings and loan association, insurance company, or registered investment adviser, (2) you have total assets in excess of $5,000,000 and the decision that you shall invest in the Company is made solely by persons or entities that are accredited investors, as defined in Rule 501 of Regulation D promulgated under the Securities Act ("**Regulation D**") or (3) you are a self-directed plan and the decision that you shall invest in the Company is made solely by persons or entities that are accredited investors.

☐ You are a private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940, as amended.

☐ You are an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended (the "**Code**"), a corporation, Massachusetts or similar business trust or a partnership, in each case not formed for the specific purpose of making an investment in the Company and with total assets in excess of $5,000,000.

☐ You are a natural person whose individual net worth, or joint net worth with your spouse, exceeds $1,000,000 at the time of your investment in the Company.

☐ You are a natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with your spouse in excess of $300,000 in each of the two most recent years, and who has a reasonable expectation of reaching the same income level in the current year.

☐ You are a trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring an interest in the Company, whose purchase of an interest in the Company is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of Regulation D.

☐ You are an entity in which all of the equity owners are persons or entities described in one of the preceding paragraphs.

The undersigned hereby represents that all answers to this Questionnaire are true and correct as of the date specified below.

Dated:________________________

____
[Write or Type Name of Undersigned]

By:______________________________
[Signature]

Name:___________________________
Title:____________________________
(For entities only. Person signing must be an executive officer or general partner, or a person with a similar function.